Exhibit 99.1

October 9, 2018

PV Nano Cell Sicrys Silver Nano Particles

Selected by Ferro’s Dip-Tech to Target

the Automotive Industry

Digital Printer Solution to be Demonstrated at glasstec in October in Dusseldorf

MIGDAL HA’EMEK, ISRAEL / ACCESSWIRE / October 9, 2018 /PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive Sicrys digital inks and dispersions, for printed electronics and 3D printing, announced today that Dip-Tech, a Ferro subsidiary, has successfully launched its digital conductive printing solution for glass applications based on Sicrys particles. The printing solution will be demonstrated at the glasstec exhibition (https://www.glasstec-online.com) in Dusseldorf on October 23, as it has been successfully implemented by selected customers.

PV Nano Cell Chief Executive Officer, Dr. Fernando de la Vega, commented, “Back in February of 2018, we disclosed signing a commercial contract with a world leading digital glass printing technology innovator and manufacturer. We are now ready to disclose that company as Dip-Tech, a Ferro subsidiary. We are very happy and proud that Sicrys is the enabler for this successful commercial digital mass production application developed by Ferro’s subsidiary. This application is a significant milestone that further validates our Sicrys products enabling digital conductive printing for mass production applications to expand and become real.” Dr. de la Vega continued, “Our Sicrys products quality, stability and price are allowing us to establish a lead in the implementation of additive digital conductive mass production manufacturing for electronics and 3D printing at favorable industry pricing. Our innovative and high-quality new products, along with our professional staff at PV Nano Cell and digital glass printing solutions producer partners are working steadily and hard to enable additional mass production electronics to be digitally printed. Stay tuned for more exciting developments!”

Custom-Made Digital Inks for the Automotive and Special Transportation Market

“Today’s fast-changing automotive market is challenged by large number of variants for every individual vehicle model and an increased number of electronic features integrated in the vehicle glazing, so manufacturers must contend with smaller batches and a wide variety of glass designs and requirements,” said Alon Lumbroso, Manager Digital Glass at Ferro and Managing Director of Dip-Tech. “In light of this, digital conductive ink has numerous applications for automotive and transportation glass, including windshields for supplementary radio aerials, and rear-window defrost systems. We expect it will also provide value in other segments, including architecture glass,” Mr. Lumbroso continued.

“Recognizing this huge opportunity, Ferro and Dip-Tech have developed a unique solution for the automotive industry comprising the Nera-V printer and dedicated digital ceramic ink products. As part of our effort to deliver a full automotive solution, we have partnered with PV Nano Cell to integrate its Sicrys™ technology as a critical component in our new digital silver-based ink, enabling printing of highly conductive silver lines. Ferro inks meet the strictest standards of the automotive industry, with high chemical resistance, optical density and dark black shade; and our digital ink series was designed and manufactured according to all the standards that Ferro provides for screen printing. We are looking forward to presenting our new digital solutions at glasstec 2018, and invite everyone to visit us at our booth (H12 / B49).”

Dip-Tech, a Ferro Subsidiary

Ferro is a leading global supplier of technology-based functional coatings and color solutions. It supplies functional coatings for glass, metal, ceramic and other substrates and color solutions in the form of specialty pigments and colorants for a broad range of industries and applications. Its subsidiary Dip-Tech is a world-leading provider of digital ceramic glass printing solutions. Dip-Tech pioneered digital glass printing over a decade ago, and is today the leading supplier of digital glass printers and digital ceramic inks for architecture, interior design, industrial applications, home appliances and automotive glass. Dip-Tech’s technologically advanced printers and high-performance inks are complemented by expert consultation and international business development assistance. This winning combination of technology and business support enables new business opportunities for glass processors worldwide, and opens the door to unlimited possibilities in glass printing innovation and design.

For more information, please visit: https://www.dip-tech.com

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell’s Sicrys ink family is a single-crystal, nano metric silver conductive ink delivering enhanced performance. Sicrys is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications - R&D, prototyping and mass production. In addition, PV Nano has expanded its capabilities to include an integrated prototyping, design and R&D unique printer with the recent acquisition of DigiFlex. For more information, please visit: www.PVNanoCell.com.

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Forward-Looking Statements

This press release contains forward-looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward-looking statements.” All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT:

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

SOURCE: PV Nano Cell, Ltd.

View source version on accesswire.com:

https://www.accesswire.com/513657/PV-Nano-Cell-Sicrys-Silver-Nano-Particles-Selected-by-Ferros-Dip-Tech-to-Target-the-Automotive-Industry

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